Schedule 2: STOCK TRANSACTIONS

During the year ended June 30, 2010 the Company issued shares of common stock as follows:

	# Shares	Value

Services by consultants, officers and employees	15,672	$246,225

Conversion of officer’s accrued salaries	3,000	$15,925

Debt conversions	59,720	$73,000

During the year ended June 30, 2010 the Company issued shares of preferred stock as follows:

	# Shares	Value

Services by officer and employee	1,017,034	$300,787

Officer bonus	181,868	$66,800

Acquisition of Trimax Wireless – Preferred B	2,500,000	$5,708,864

Conversion of preferred stock to common stock during the year ended June 30, 2010 was as follows:

	Preferred		Common
	Shares	Par	Shares	Par	APIC

Preferred A	(600,000)	$(600)	3,600,000	$3,600	$(3,000)

Preferred A-1	(157,575)	$(157)	55,625	$56	$(102)

Preferred A-2	(55,625)	$(56)	252,120	$252	$(196)

Preferred B	(1,609,400)	$(1,609)	965,638	$966	$(643)